United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of
November 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b). 82- _____ .)

Vale S.A.

Ninth Supplemental Indenture

Signature Page
This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale S.A. (formerly Companhia Vale do Rio Doce) and Vale Overseas Limited (File Nos. 333-138617 and 333-333-138617-01).

VALE OVERSEAS LIMITED,
as Issuer
and
VALE S.A.,
as Guarantor
and
THE BANK OF NEW YORK MELLON
as Trustee
NINTH SUPPLEMENTAL INDENTURE
U.S.$1,000,000,000
5 5/8% Guaranteed Notes due 2019
Dated as of September 15, 2009

Ninth Supplemental Indenture, dated as of September 15, 2009, among VALE OVERSEAS LIMITED, a Cayman Islands exempted company incorporated with limited liability (herein called the “Company”), having its principal office at Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9002, Cayman Islands, VALE S.A., a company organized under the laws of the Federative Republic of Brazil (herein called the “Guarantor”), having its principal office at Avenida Graca Aranha, No. 26, 17 Andar, 20030-900 Rio de Janeiro, RJ, Brazil, and THE BANK OF NEW YORK MELLON (as successor to The Bank of New York), a banking corporation duly organized and existing under the laws of the State of New York, having its principal corporate trust office at 101 Barclay Street, New York, New York 10286, as Trustee (herein called the “Trustee”) to the Amended and Restated Indenture, dated as of November 21, 2006, among the Company, the Guarantor and the Trustee (the “Base Indenture”).
W I T N E S S E T H :
Whereas, the Base Indenture provides for the issuance from time to time thereunder, in series, of Securities of the Company carrying the Guaranty of the Guarantor, and Section 9.1 of the Base Indenture provides for the establishment of the form or terms of Securities issued thereunder through one or more supplemental indentures;
Whereas, the Company and the Guarantor desire by this Ninth Supplemental Indenture to create a new series of Securities to be issuable under the Base Indenture, as supplemented by this Ninth Supplemental Indenture, and to be known as the Company’s 5 5/8% Guaranteed Notes due 2019 (the “Notes”) the terms and provisions of which are to be as specified in this Ninth Supplemental Indenture;
Whereas, the Company and the Guarantor have duly authorized the execution and delivery of this Ninth Supplemental Indenture to establish the Notes as series of Securities under the Base Indenture and to provide for, among other things, the issuance of and the form and terms of the Notes and additional covenants for the benefit of the Holders thereof and the Trustee; and
Whereas, all things necessary to make this Ninth Supplemental Indenture a valid and binding legal obligation of the Company and the Guarantor according to its terms have been done.

Now, therefore, for and in consideration of the premises and the purchase and acceptance of the Notes by the Holders thereof and for the purpose of setting forth, as provided in the Base Indenture, the form of the Notes and the terms, provisions and conditions thereof, the Company and the Guarantor covenant and agree with the Trustee:
1. Definitions
1.1 Provisions of the Base Indenture
Except insofar as herein otherwise expressly provided, all the definitions, provisions, terms and conditions of the Base Indenture shall remain in full force and effect. The Base Indenture, as amended and supplemented by this Ninth Supplemental Indenture, is in all respects ratified and confirmed, and the Base Indenture and this Ninth Supplemental Indenture shall be read, taken and considered as one and the same instrument for all purposes.
1.2 Definitions
For all purposes of this Ninth Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or context otherwise requires:
1.2.1 any reference to a “Section” refers to a Section of this Ninth Supplemental Indenture;
1.2.2 the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Ninth Supplemental Indenture as a whole and not to any particular Section or other subdivision;
1.2.3 all terms used in this Ninth Supplemental Indenture that are defined in the Base Indenture have the meanings assigned to them in the Base Indenture, except as otherwise provided in this Ninth Supplemental Indenture;
1.2.4 the term “Securities” as defined in the Base Indenture and as used in any definition therein, shall be deemed to include or refer to, as applicable, the Notes; and
1.2.5 the following terms have the meanings given to them in this Section 1.2.5.
“Applicable Procedures” means with respect to any transfer or transaction involving a Global Note or beneficial interest therein, the rules and procedures of the Depositary, Euroclear and Clearstream, Luxembourg for such Global Note, in each case to the extent applicable to such transaction and as in effect from time to time.
“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.
“Comparable Treasury Price” means, with respect to any Redemption Date, (1) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Event of Default” shall have the same meaning as set forth in the Base Indenture.
“Global Note” means a Note that evidences all or part of the Notes and is authenticated and delivered to, and registered in the name of, the Depositary for such Notes or a nominee thereof.
“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company.
“Interest Payment Date” has the meaning set forth in Section 2.1 hereof.
“Notes” has the meaning specified in the recitals hereof.
“Permitted Holder” at any time means any Person who, at such time, is the holder of at least $5,000,000 in aggregate principal amount of Notes.
“Reference Treasury Dealer” means each of Goldman, Sachs & Co., HSBC Securities (USA) Inc., or their affiliates, which are primary United States government securities dealers and two other leading primary United States government securities dealers in New York City reasonably designated by the Company; provided, however, that if any of the foregoing shall cease to be a primary United States government securities dealer in New York City (a “Primary Treasury Dealer”), the Company shall substitute therefore another Primary Treasury Dealer.
“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such Redemption Date.
“Relevant Date” in respect of any payment means the date on which such payment first becomes due or (if the full amount of the monies payable has not been received by the Trustee on or prior to such due date) the date on which notice is given to the Holders that such monies have been so received.
“Stated Maturity Date” has the meaning specified in Section 2.1 hereof.
“Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (such price expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

2. General Terms And Conditions of The Notes
2.1 Designation, Principal Amount and Redemption.
There is hereby authorized and established a new series of Securities designated the “5 5/8% Guaranteed Notes due 2019”. The Notes will initially be limited to an aggregate principal amount of $1,000,000,000 (which amount does not include Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Sections 3.4, 3.5, 9.6 or 11.5 of the Base Indenture).
The principal of the Notes shall be due and payable at the Stated Maturity Date.
The Company may, from time to time and without the consent of the Holders, issue additional notes on terms and conditions identical to those of the Notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the Notes. The stated maturity of the Notes shall be on September 15, 2019, (the “Stated Maturity Date”). The Notes shall (subject to Section 10.6 of the Base Indenture) be unsecured and shall bear interest at the rate of 5 5/8% per annum, from September 15, 2009 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, as the case may be, payable semi-annually on March 15 and September 15, commencing March 15, 2010 (each, an “Interest Payment Date”), until the principal thereof is paid or made available for payment. To the extent interest due on any Interest Payment Date is not paid, interest shall accrue thereon at the Default Rate of Interest, except as provided herein, until such unpaid interest and interest accrued thereon are paid in full.
2.2 Forms Generally
The Notes shall be in substantially the forms set forth in this Section 2.2, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Ninth Supplemental Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the officers executing such Notes, as evidenced by their execution thereof.
2.2.1 Form of Face of Note
[INCLUDE IF NOTE IS A GLOBAL NOTE: THIS IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO, AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE OF THE DEPOSITARY, WHICH MAY BE TREATED BY VALE OVERSEAS LIMITED, VALE S.A. AND THE TRUSTEE AND ANY AGENT THEREOF AS OWNER AND HOLDER OF THIS NOTE FOR ALL PURPOSES.
UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR REGISTERED NOTES IN DEFINITIVE REGISTERED FORM IN THE LIMITED CIRCUMSTANCES REFERRED TO IN THE INDENTURE, THIS GLOBAL NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.]

[INCLUDE IF NOTE IS A GLOBAL NOTE AND THE DEPOSITARY IS THE DEPOSITORY TRUST COMPANY: UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO VALE OVERSEAS LIMITED OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN EXCHANGE FOR THIS CERTIFICATE OR ANY PORTION HEREOF IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON OTHER THAN THE DEPOSITORY TRUST COMPANY OR A NOMINEE THEREOF IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]
VALE OVERSEAS LIMITED
5 5/8% GUARANTEED NOTES DUE 2019
GUARANTEED BY VALE S.A.

CUSIP Number: 91911TAJ2
ISIN: KY91911TAJ24

No. [ ] $[ ]
VALE OVERSEAS LIMITED, a company duly organized and existing under the laws of the Cayman Islands (herein called the “Company,” which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to [          ], or registered assigns, the principal sum of [          ] Dollars [if the Note is a Global Note, then insert:, or such other principal amount as set forth in the Schedule of Increases or Decreases in Global Note attached hereto] on September 15, 2019, and to pay interest thereon semi-annually on March 15 and September 15 in each year (each an “Interest Payment Date”), commencing March 15, 2010, from September 15, 2009 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, as the case may be, at the rate of 5 5/8% per annum, until the principal hereof is paid or made available for payment, provided that any amount of interest on this Note which is overdue shall bear interest (to the extent that payment thereof shall be legally enforceable) at the Default Rate of Interest, except as provided for herein, from the date such amount is due to but not including the day it is paid or made available for payment, and such overdue interest shall be paid as provided in Section 3.6 of the Base Indenture hereinafter referred to.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be March 1 or September 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on the relevant Regular Record Date and may either be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of the Notes not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture. Interest on this Note shall be computed on the basis set forth in the Indenture.
Payment of the principal of and interest on this Note will be made to the Person entitled thereto at the office of the Trustee or agency of the Company in the Borough of Manhattan, The City of New York, New York, maintained for such purpose, and at any other office or agency maintained by the Company for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts upon surrender of this Note in the case of any payment due at the Maturity of the principal hereof (other than any payment of interest payable on an Interest Payment Date); provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register; provided, further, that all payments of the principal of and interest on this Note, the Permitted Holders of which have given wire transfer instructions to the Trustee, the Company, or its agent at least 10 Business Days prior to the applicable payment date, will be required to be made by wire transfer of immediately available funds to the accounts with financial institutions in the United States specified by such Permitted Holders in such instructions. [If the Note is a Global Note, then insert: Notwithstanding the foregoing, payment of any amount payable in respect of a Global Note will be made in accordance with the Applicable Procedures of the Depositary.]
Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.
Dated:

VALE OVERSEAS LIMITED
By:
Name:
Title:

By:
Name:
Title:
The undersigned (the “Guarantor”) hereby irrevocably and unconditionally guarantees the full and punctual payment (whether at the Stated Maturity Date, upon redemption, acceleration or otherwise) of the principal, interest, Additional Amounts and all other amounts that may come due and payable under this Note.
In Witness Whereof, the Guarantor has caused this instrument to be duly endorsed.
Dated:

VALE S.A.
By:
Name:
Title:

By:
Name:
Title:

2.2.2 Form of Reverse of Note
1. This Note is a duly authorized issue of securities of the Company issued in one or more series (the “Securities”) under an Amended and Restated Indenture, dated as of November 21, 2006 (the “Base Indenture”) as supplemented by a Ninth Supplemental Indenture, dated as of September 15, 2009 (the “Ninth Supplemental Indenture”), among the Company, the Guarantor and The Bank of New York Mellon (as successor to The Bank of New York), as Trustee (herein called the “Trustee,” which term includes any successor trustee under the Base Indenture), and reference is hereby made to the Base Indenture, as supplemented by the Ninth Supplemental Indenture (the Base Indenture, as supplemented by the Ninth Supplemental Indenture, herein called the “Indenture”), for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Guarantor, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof (herein called the “Notes”).
2. The full and punctual payment of the principal and interest and all other amounts payable under this Note is irrevocably and unconditionally guaranteed by the Guarantor.
3. Additional notes on terms and conditions identical to those of this Note may be issued by the Company without the consent of the Holders of the Notes. The amount evidenced by such additional Notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the Notes.
4. If an Event of Default with respect to Notes shall occur and be continuing, the principal of all of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.
5. All payments in respect of the Notes shall be made without withholding or deduction for any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of the Cayman Islands or Brazil, or any Successor Jurisdiction or any authority therein or thereof having power to tax (“Foreign Taxes”) except to the extent that such Foreign Taxes are required by the Cayman Islands, Brazil, such Successor Jurisdiction or any such authority to be withheld or deducted. In the event of any withholding or deduction for any Foreign Taxes, the Company or the Guarantor, as the case may be, shall make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and pay such additional amounts (“Additional Amounts”) as are necessary to ensure that the net amounts received by the Holders of the Notes after such withholding or deduction equals the respective amounts of principal, premium and interest which would have been receivable in respect of such Notes had no such withholding or deduction (including for any Foreign Taxes payable in respect of Additional Amounts) been required, except that no such Additional Amounts shall be payable with respect to any payment on a Note:
(i)	to, or to a third party on behalf of, a Holder who is liable for any such taxes, duties, assessments or other governmental charges in respect of a Note by reason of (A) a connection between the Holder and the Cayman Islands or Brazil other than the mere holding of such Note and the receipt of payments with respect to such Note or (B) failure by the Holder to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the Cayman Islands, Brazil or a Successor Jurisdiction, or applicable political subdivision or authority thereof or therein having power to tax, of such Holder, if compliance is required by such jurisdiction, or any political subdivision or authority thereof or therein having power to tax as a precondition to exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and the Company has given the Holders at least 30 days’ notice that Holders will be required to provide such certification, identification or other requirement;

(ii)	in respect of any such taxes, duties, assessments or other governmental charges with respect to a Note surrendered (if surrender is required) more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for and notice thereof is given to Holders, whichever occurs later, except to the extent that the Holder of such Note would have been entitled to such Additional Amounts on surrender of such Note for payment on the last day of such 30-day period;
(iii)	in respect of estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or governmental charge imposed with respect to a Note;
(iv)	in respect of any tax, assessment or other governmental charge payable otherwise than by deduction or withholding from payments on the Notes or by direct payment by the Company or the Guarantor in respect of claims made against the Company or the Guarantor;
(v)	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such directive; or

(vi)	in respect of any combination of the above.
Solely for purposes of this paragraph 5, the term “Holder” of any Note means the direct nominee of any beneficial owner of such Note, which holds such beneficial owner’s interest in such Note. Notwithstanding the foregoing, the limitations on the Company’s or the Guarantor’s obligation to pay Additional Amounts set forth in clause (i) above shall not apply if (a) the provision of information, documentation or other evidence described in such clause (i) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a Holder or beneficial owner of a Note (taking into account any relevant differences between U.S. and Cayman Islands or Brazilian law, regulation or administrative practice) than comparable information or other reporting requirements imposed under U.S. tax law (including tax treaties between the United States and the Cayman Islands or Brazil), regulation (including proposed regulations) and administrative practice.
The Company or the Guarantor, as the case may be shall promptly provide the Trustee with documentation (which may consist of certified copies of such documentation) satisfactory to the Trustee evidencing the payment of Foreign Taxes in respect of which the Company or the Guarantor has paid any Additional Amounts. Copies of such documentation shall be made available to the Holders of the Notes or the Paying Agent, as applicable, upon request therefor.

The Company or the Guarantor, as the case may be shall pay all stamp, issue, registration, documentary or other similar duties, if any, which may be imposed by the Cayman Islands or Brazil or any governmental entity or political subdivision therein or thereof, or any taxing authority of or in any of the foregoing, with respect to the Indenture or the issuance of the Notes or the Guaranty.
All references herein or in the Indenture, to principal or interest in respect of any Note shall be deemed to include all Additional Amounts, if any, payable in respect of such principal or interest, unless the context otherwise requires, and express mention of the payment of Additional Amounts in any provision hereof shall not be construed as excluding reference to Additional Amounts in those provisions hereof where such express mention is not made.
In the event that Additional Amounts actually paid with respect to the Notes pursuant to the preceding paragraphs are based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the Holder of such Notes, and, as a result thereof such Holder is entitled to make claim for a refund or credit of such excess from the authority imposing such withholding tax, then such Holder shall, by accepting such Notes, be deemed to have assigned and transferred all right, title, and interest to any such claim for a refund or credit of such excess to the Company. However, by making such assignment, the Holder makes no representation or warranty that the Company will be entitled to receive such claim for a refund or credit and incurs no other obligation with respect thereto.
6. All references in the Indenture and the Notes to principal in respect of any Note shall be deemed to mean and include any Redemption Price payable in respect of such Note pursuant to any redemption right hereunder (and all such references to the Stated Maturity Date of the principal in respect of any Note shall be deemed to mean and include the Redemption Date with respect to any such Redemption Price), and all such references to principal, interest or Additional Amounts shall be deemed to mean and include any amount payable in respect hereof pursuant to Section 10.7 of the Base Indenture.
7. The Notes are subject to redemption at the Company’s option before the Stated Maturity in whole at any time, or in part from time to time, upon not less than 30 days’ but no more than 60 days’ notice to the Holders of the Notes, at a Redemption Price equal to the greater of (A) 100% of the principal amount of such Notes and (B) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus accrued interest on the principal amount of such Notes to (but not including) the date of redemption.

If, as a result of any amendment to, or change in, the laws (or any rules or regulation thereunder) of the Cayman Islands or Brazil or any political subdivision or taxing authority thereof or therein affecting taxation or any amendment to or change in an official interpretation, administration or application of such laws, rules or regulations (including a holding by a court of competent jurisdiction), which amendment or change of such laws, rules or regulations or the interpretation thereof becomes effective on or after the date of the Ninth Supplemental Indenture, the Company would be obligated to pay Additional Amounts in respect of the Notes pursuant to the terms and conditions thereof in excess of those attributable to Cayman Islands or Brazilian withholding tax on the basis of a statutory rate of 15%, and if such obligation cannot be avoided by the Company after taking measures the Company considers reasonable to avoid it, then, at the Company’s option, the Notes may be redeemed in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days’ notice to the Holders of the Notes, at a Redemption Price equal to 100% of the principal amount thereof and any premium applicable thereto, together with accrued interest up to but not including the Redemption Date and any Additional Amounts which would otherwise be payable up to but not including the Redemption Date; provided, however, that (1) no notice of such redemption may be given earlier than 90 days prior to the earliest date on which the Company would but for such redemption be obligated to pay such Additional Amounts were a payment on the Notes then due, and (2) at the time such notice is given, such obligation to pay such Additional Amounts remains in effect.
On and after any Redemption Date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless the Company defaults in the payment of the Redemption Price and accrued interest). On or before the Redemption Date, the Company will deposit with the Trustee money sufficient to pay the Redemption Price of and (unless the redemption date shall be an Interest Payment Date) accrued interest to the Redemption Date on the Notes to be redeemed on such Redemption Date. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.
8. The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each affected series under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each affected series. The Indenture also contains provisions (i) permitting the Holders of a majority in principal amount of the Securities at the time Outstanding of any affected series under the Indenture on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and (ii) permitting the Holders of a majority in principal amount of the Securities at the time Outstanding of any affected series under the Indenture on behalf of the Holders of all Securities of such series, to waive certain past defaults under the Indenture and their consequences.
Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

9. As provided in and subject to the provisions of the Indenture, the Holder of this Note shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee, or for any other remedy thereunder, unless (i) such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Notes, (ii) the Holders of not less than 25% in principal amount of the Notes at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee indemnity reasonably satisfactory to it, and the Trustee shall not have received from the Holders of a majority in principal amount of Notes at the time Outstanding a direction inconsistent with such request, and (iii) the Trustee shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Note for the enforcement of any payment of principal hereof or any interest hereon on or after the respective due dates expressed herein.
10. No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed.
11. As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable in the Security Register, upon surrender of this Note for registration of transfer at the office of the Trustee or agency of the Company in any place where the principal of and any interest on this Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes of this Series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.
The Notes are issuable only in registered form without coupons in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Notes are exchangeable for a like aggregate principal amount of Notes of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.
No service charge shall be made for any such registration of transfer or exchange, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.
12. Prior to due surrender of this Note for registration of transfer, the Company, the Guarantor, the Trustee and any agent of the Company, the Guarantor or of the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note is overdue, and neither the Company, the Guarantor, the Trustee nor any such agent shall be affected by notice to the contrary.

13. This Note and the Indenture shall be governed by and construed in accordance with the laws of the State of New York.
14. All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.
15. [If the Note is a Global Note, then insert: This Note is a Global Note and is subject to the provisions of the Indenture relating to Global Notes.]
ABBREVIATIONS
The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:
TEN COM — as tenants in common
TEN ENT — as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common
UNIF GIFT MIN ACT — [     ]

(Cust)

Custodian [     ] under Uniform (Minor)
Gifts to Minors Act [     ]
(State)
Additional abbreviations may also be used though not in the above list.

[TO BE ATTACHED TO GLOBAL NOTES]
SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE
The initial principal amount of this Global Note is $[     ].
The following increases or decreases in this Global Note have been made:

Principal
	Amount of	Amount of	Amount of this	Signature of
	Decrease	Increase	Global Note	Authorized
	in Principal	in Principal	following such	Officer
Date of	Amount of this	Amount of this	Decrease or	of Trustee of
Exchange	Global Note	Global Note	Increase	Notes Custodian

2.3 Form of Trustee’s Certificate of Authentication
The Trustee’s certificate of authentication shall be in substantially the following form:
This is one of the Notes referred to in the within mentioned Indenture.

Dated: THE BANK OF NEW YORK MELLON, as Trustee
By:
Authorized Officer
2.4 Maintenance of Office or Agency
With respect to any Notes that are not in the form of a Global Note, the Company will maintain an office or agency in the Borough of Manhattan, The City of New York, in accordance with Section 10.2 of the Base Indenture.
2.5 New York Stock Exchange Listing
The Company and the Guarantor will use their reasonable best efforts to cause the Notes to be listed on the New York Stock Exchange and shall from time to time take such other actions as shall be necessary or advisable to maintain the listing of the Notes thereon or another recognized securities exchange.

2.6 Prescription Period
Claims for payment of principal in respect of the Notes shall be prescribed upon the expiration of 10 years, and claims for payment of interest in respect of the Notes shall be prescribed upon the expiration of 5 years, in each case from the Relevant Date thereof.
3. Miscellaneous Provisions
3.1 Separability of Invalid Provisions
In case any one or more of the provisions contained in this Ninth Supplemental Indenture should be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions contained in this Ninth Supplemental Indenture, and to the extent and only to the extent that any such provision is invalid, illegal or unenforceable, this Ninth Supplemental Indenture shall be construed as if such provision had never been contained herein.
3.2 Execution in Counterparts
This Ninth Supplemental Indenture may be simultaneously executed and delivered in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.
4. The Trustee
The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Ninth Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company and the Guarantor.

In Witness Whereof, each of the parties hereto have caused this Ninth Supplemental Indenture to be duly executed on its behalf, all as of the day and year first written above.

VALE OVERSEAS LIMITED
By:	/s/ José Alberto Menezes Penedo
	Name:	José Alberto Menezes Penedo
	Title:	Attorney-in-Fact

By:	/s/ Adriana Barbosa Areias
	Name:	Adriana Barbosa Areias
	Title:	Attorney-in-Fact
VALE S.A.
By:	/s/ José Alberto Menezes Penedo
	Name:	José Alberto Menezes Penedo
	Title:	Attorney-in-Fact

By:	/s/ Adriana Barbosa Areias
	Name:	Adriana Barbosa Areias
	Title:	Attorney-in-Fact
THE BANK OF NEW YORK MELLON, as Trustee
By:	/s/ Karen Ferry
	Name:	Karen Ferry
	Title	Vice President

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2009

VALE S.A.
By:	/s/ Luciana Ribeiro da Costa Werner
	Name:	Luciana Ribeiro da Costa Werner
	Title:	Attorney-in-Fact

By:	/s/ Adriana Barbosa Areias
	Name:	Adriana Barbosa Areias
	Title:	Attorney-in-Fact